OMB Number 3235-0145
United States
Securities and Exchange Commission
Washington DC 20549

Schedule 13D/A   Amendment No. 1
Under the Securities and Exchange Act of 1934

New Century Financial Corporation
Name of Issuer

common stock
Title of Class of Securities

CUSIP Number 6435EV108

Howard Amster, 23811 Chagrin Blvd., Suite 200
Beachwood, Ohio 44122-5525, 216 595-1047
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2006
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e) (f) or (g), check the following box / /.

Note: Scheduled filed in paper format shall include a signed original and five copies of the schedule including all exhibits.
See 240.13D-7 for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act, but shall be subject to all other provisions of the Act (however see the Notes).



1	Name of Reporting Person	Howard Amster

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		2,091,771
Beneficially
Owned By Each	8	Shared Voting		1,595,040
Reporting Person
With			9	Sole Dispositive	2,091,771

			10	Shared Dispositive	1,595,040

11	Aggregate Amount Beneficially owned	2,662,182

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  4.74	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person		Howard M Amster 2005
						Charitable Remainder Unitrust
2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		AF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		131,394
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	131,394

11	Aggregate Amount Beneficially owned	131,394

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)		0.23 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	Amster Limited Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		3,200
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	3,200

11	Aggregate Amount Beneficially owned	3,200

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00    %

14	Type of Reporting Person			PN


















1	Name of Reporting Person	Amster Trading Company

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,100,460
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,100,460

11	Aggregate Amount Beneficially owned	   209,900

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.37   %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Amster Trading Company
					Charitable Remainder Unitrusts

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		890,560
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	890,560

11	Aggregate Amount Beneficially owned	890,560

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 1.58    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person	Samuel J Heller

2	If a member group		a)	/    /
c)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,675
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,675

11	Aggregate Amount Beneficially owned	2,675

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00	 %

14	Type of Reporting Person			IN


















1	Name of Reporting Person	Samuel J Heller Irrevocable Trust


2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			OO

5	Check if Disclosure


6	Citizenship				U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,675
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,675

11	Aggregate Amount Beneficially owned	2,675

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.00    %

14	Type of Reporting Person			OO

















1	Name of Reporting Person		Pleasant Lake Apts. Corp.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		26,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	26,000

11	Aggregate Amount Beneficially owned	26,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04	 %

14	Type of Reporting Person			CO


















1	Name of Reporting Person		Pleasant Lake Apts. Ltd.
						Partnership

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		00

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		26,000
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	26,000

11	Aggregate Amount Beneficially owned	26,000

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.04  %

14	Type of Reporting Person			00
















1	Name of Reporting Person			Ramat Securities Ltd.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		311,331
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	311,331

11	Aggregate Amount Beneficially owned	311,331

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.6  %

14	Type of Reporting Person			BD


















1	Name of Reporting Person	Tova Financial, Inc.

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			WC

5	Check if Disclosure

6	Citizenship			USA

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		8,900
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	8,900

11	Aggregate Amount Beneficially owned	3,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00    %

14	Type of Reporting Person			CO


















1	Name of Reporting Person	Tova Financial, Inc. Charitable
					Remainder Unitrust

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds			AF

5	Check if Disclosure


6	Citizenship

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		5,800
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	5,800

11	Aggregate Amount Beneficially owned	5,800

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	 0.0    %

14	Type of Reporting Person			OO
















1	Name of Reporting Person			ZAK Group LLC

2	If a member group		a)	/    /
b)	/X/

3	SEC Use only

4	Source of Funds		WC

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		2,100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	2,100

11	Aggregate Amount Beneficially owned	2,100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	     0.00 %

14	Type of Reporting Person			OO


















1	Name of Reporting Person	David Zlatin

2	If a member group		a)	/    /
d)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		    1,551
Beneficially
Owned By Each	8	Shared Voting		342,411
Reporting Person
With			9	Sole Dispositive	    1,551

			10	Shared Dispositive	342,411

11	Aggregate Amount Beneficially owned	338,162

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.6	 %

14	Type of Reporting Person			IN






















1	Name of Reporting Person	David  Zlatin and Gilda Zlatin JTWROS


2	If a member group		a)	/    /
e)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		100
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive   	100

11	Aggregate Amount Beneficially owned	100

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00  %

14	Type of Reporting Person			IN














1	Name of Reporting Person	Gilda Zlatin

2	If a member group		a)	/    /
f)	/X/

3	SEC Use only

4	Source of Funds		PF

5	Check if Disclosure

6	Citizenship			U.S.A.

Number of Shares	7	Sole Voting		    374
Beneficially
Owned By Each	8	Shared Voting		 9,000
Reporting Person
With			9	Sole Dispositive	   374

			10	Shared Dispositive      9,000

11	Aggregate Amount Beneficially owned	3,574

12	Check if Aggregate Amount (11) Excludes Certain Shares

13	Percent of Class Represented by amount in row (11)	  0.00  %

14	Type of Reporting Person			IN

















There are no changes to the Schedule 13D, as amended except as set forth in this first amendment.

Item	1.	Security and Issuer

		New Century Financial Corporation
		common stock

		New Century Financial Corporation
		18400 Von Karman, Suite 1000
		Irvine, California 92612
		949 440 7030

CUSIP Number	6435EV108


Item	2.	Identity and Background

David Zlatin and Gilda Zlatin as Joint Tenants with Rights of Survivorship (JTWROS)

David Zlatin and Gilda Zlatin are husband and wife. Each disclaims any shared voting and dispositive power over shares of New Century Financial Corporation that each may own as a beneficial owner except for their JTWROS, Tova
Financial, Inc., Tova Financial, Inc. Charitable Remainder
Unitrust holdings.

 a)	David Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Principal, Ramat Securities Ltd.,
	securities firm- 23811 Chagrin Blvd. # 200, Beachwood, Oh 44122-5525

d)	David Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	David Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.






Gilda Zlatin

a)	Gilda Zlatin
b)	2562 Biscayne Blvd., Beachwood, Ohio 44122-1773

c)	Present principal occupation- Teacher
	On leave/sabbatical.

d)	Gilda Zlatin has not been convicted in any criminal proceedings
(excluding traffic violations or similar misdemeanors, if any) within the last five years.

e)	Gilda Zlatin has not been party to any civil proceedings of
a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.



For information purposes only

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities own 114,886 shares of New Century Financial
Corporation or 0.20 % of the Registrant's common shares.

Clients and employees (excluding Mr. Amster and Mr. Zlatin) of Ramat Securities Ltd. do not have ownership, no shared voting, no dispositive power, no pecuniary interest in in any shares in Registrant's common shares nor to any other securities owned directly or indirectly by Ramat Securities Ltd. Clients and employees of
Ramat Securities Ltd. (excluding Mr. Amster and Mr. Zlatin) disclaim being a member of this group.

Ramat Securities has no ownership, no shared voting, no dispositive, no pecuniary interest in Registrant's common shares nor in any other securities owned directly or indirectly by its clients or employees
(excluding Mr. Amster and Mr. Zlatin).








Item 	3.	Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased an additional 598,200 common shares with personal funds without borrowing. The total consideration for these purchases is $ 24,716,825.54 bringing Howard Amster's total investment to $ 102,513,254.60.

Amster Trading Company Charitable Remainder Unitrusts sold
9,200 common shares changing Amster Trading Company
Charitable Remainder Unitrusts' total investment to $ 44,970,229.46.

Ramat Securities Ltd. purchased an additional 40,831 common shares with working capital without borrowing. The total consideration for these purchases is $ 1,723,381.27 bringing Ramat Securities Ltd.'s total investment to $ 14,164,026.59.

Tova Financial, Inc. Charitable Remainder Unitrust purchased an additional 559 common shares with trust assets without borrowing. The total consideration for this purchase is $ 23,939.30 bringing Tova Financial, Inc. Charitable Remainder Unitrust's total investment to $ 338,155.10.

David Zlatin, in his individual retirement and K accounts purchased an additional 200 common shares with personal funds without borrowing. The total consideration for these purchases is $ 8,632.20 bringing David Zlatin's total investment to $ 81,933.62.

David Zlatin and Gilda Zlatin JTWROS purchased 100 common shares with personal funds without borrowing. The total consideration for the purchase is $ 4,302.85

Gilda Zlatin in her individual retirement account purchased an additional 60 common shares with personal funds without borrowing. The total consideration for this purchase is $ 2,592.31 bringing Gilda Zlatin's total investment to $ 19,400.90.







Item	4.	Purpose of Transaction

The following acquired their shares or may deemed to be a group for purposes of investment.

Howard Amster
Howard Amster 2005 CRUT
Amster Limited Partnership
Amster Trading Company
Amster Trading Company Charitable Remainder Unitrusts
Samuel J Heller
Samuel J Heller Irrevocable Trust
Pleasant Lake Apts. Corp.
Pleasant Lake Apts. Ltd. Partnership
Ramat Securities Ltd.
Tova Financial, Inc.
Tova Financial, Inc. Charitable Remainder Unitrust
ZAK Group, Ltd.
David Zlatin
David Zlatin and Gilda Zlatin JTWROS
Gilda Zlatin

There are no present plans or proposals by this group of record or the beneficial owners as reported in this Schedule 13D amendment one which relates to or would result in the following:

a.	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;


Item	5.	Interest in Securities of the Issuer

The outstanding common shares of the Issuer is 56,117,164 shares as of July 31, 2006 referenced in the 10-Q for period ending
June 30, 2006.

(a)(b)	The aggregate amount owned by this Reporting Group is
3,677,756 shares or 6.55 % of the outstanding shares.

Howard Amster in his name and individual retirement accounts owns 2,091,771 shares or 3.73 % of the common outstanding shares.


Howard M Amster 2005 Charitable Remainder Unitrust owns
131,394 shares or 0.23 % of the common outstanding shares.

Amster Ltd. Partnership owns 1,100 common shares or 0.00 % of the common outstanding shares

Amster Trading Company owns 209,900 shares or
0.37 % of the common outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts own 890,560 shares or 1.58 % of the common outstanding shares.

Samuel J Heller Irrevocable trust owns 2,675 shares or 0.00 % of the common outstanding shares.

Pleasant Lake Apts. Ltd. Partnership owns 26,000 common shares or 0.04 % of the common outstanding shares.

Ramat Securities Ltd. owns 311,331 common shares or
0.6 % of the common outstanding shares.

Tova Financial, Inc. owns 3,100 common shares or
0.00 % of the common outstanding shares.

Tova Financial, Inc. Charitable Remainder Unitrust owns 5,800 common shares or 0.0 % of the common outstanding shares.

ZAK Group LLC owns 2,100 common shares or
0.0 % of the common outstanding shares.

David Zlatin owns 1,551 common shares or
0.0	% of the common outstanding shares.

David Zlatin and Gilda Zlatin own 100 common shares or 0.0% of the common outstanding shares.

Gilda Zlatin owns 374 common shares or
0.0 % of the common outstanding shares.








c)	Description of Transactions

All transactions were executed on a listed stock exchange as an open market transaction with Bear, Stearns Securities
Corp. as executing broker.



Buys

Identity		Date		Shares		Price
Howard Amster	08/09/06        300,000		42.76
and various		08/10/06	47,500		42.14
Individual		08/11/06	37,500		41.92
Retirement Accounts	08/24/06	85,000		41.74
			08/25/06	25,000		40.68
			11/03/06        103,200		36.24

Ramat Securities 	08/09/06	24,081		42.76
Ltd.			08/10/06	  2,500		42.14
			08/11/06	12,500		41.92
			11/02/06	  1,750		36.69

Tova Financial, Inc.	08/09/06	     559		42.76
Charitable Remainder
Unitrust

David Zlatin		08/09/06	     200		42.76
in his various
individual, K and
retirement accounts

David Zlatin and	08/0906	     100		42.76
Gilda Zlatin JTWROS


Gilda Zlatin		08/09/06	       60		42.76
in her individual
retirement account





Sells

Amster Trading	11/06/06	  9,200		37.00
Company Charitable
Remainder Unitrusts





Signature	After reasonable inquiry and to the best of our knowledge
		and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:		November 7, 2006


/s/
Howard Amster


/s/
Howard M Amster 2005 Charitable Remainder Unitrust
By:	Howard Amster
Title:	Trustee


/s/
Amster Limited Partnership
By:	Howard Amster
Title:	General Partner


/s/
Amster Trading Company
By:	Howard Amster
Title:	President









/s/
Amster Trading Company Charitable Remainder Unitrusts
By:	Howard Amster
Title:	Trustee


/s/
Samuel J Heller


/s/
Samuel J Heller Irrevocable Trust
By:	Howard Amster
Title:	Trustee


/s/
Pleasant Lake Apts. Corp.
By:	Howard Amster
Title:	President


/s/
Pleasant Lake Apts. Ltd. Partnership
By:	Pleasant Lake Apts. Corp., Howard Amster, President
Title:	Its General Partner


/s/
Ramat Securities Ltd.
By:	David Zlatin
Title:	Principal


/s/
Tova Financial, Inc.
By:	David Zlatin
Title:	President








/s/
Tova Financial , Inc. Charitable Remainder Unitrust
By:	David Zlatin & Gilda Zlatin
Title:	Co-trustees


/s/
Zak Group LLC
By:	David Zlatin
Title:	Member


/s/
David Zlatin


/s/
David Zlatin	and 	Gilda Zlatin	JTWROS


/s/
Gilda Zlatin